Exhibit 99.1

Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2023

NANPING, China, August 3, 2023 (GLOBE NEWSWIRE) – Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Chinese operating entities, the Company manages and operates six properties consisting of amusement parks, water parks and complementary recreational facilities. The Company today announced its unaudited financial results for the six months ended March 31, 2023 (“First Half 2023”).

First Half 2023 Financial Highlights

(RMB)	Six months ended March 31, 2023	Six months ended March 31, 2022	Change (%)
Revenue	140,101,486	132,119,961	6.0%
Gross profit	100,991,984	93,955,044	7.5%
Gross margin	71.37%	70.35%	1.02	*pp
Income from operations	72,854,273	65,575,322	11.1%
Net income	51,785,658	46,254,030	12.0%
Earnings per share	1.05	0.45	135.1%

*	Notes: pp represents percentage points

●	Revenue was RMB140.1 million in the First Half 2023, an increase of 6.0% from RMB132.1 million in the same period of last year.

●	Gross profit was RMB101.0 million in the First Half 2023, an increase of 7.5% from RMB94.0 million in the same period of last year. Gross margin was 71.37% in the First Half 2023, an increase of 1.02 percentage points from 70.35% in the same period of last year.

●	Income from operations was RMB72.9 million in the First Half 2023, an increase of 11.1% from RMB65.6 million in the same period of last year.

●	Net income was RMB51.8 million in the First Half 2023, an increase of 12.0% from RMB46.3 million in the same period of last year.

●	Earnings per share was RMB1.05 in the First Half 2023, an increase of 135.1% from RMB0.45 in the same period of last year.

First Half 2023 Financial Results

Revenue

(USD)	Six months ended March 31, 2023	Six months ended March 31, 2022	Change	Change (%)
Sales of in-park recreation	$19,563,330	$20,222,318	(658,988)	(3.26)%
Rental income	497,882	534,616	(36,734)	(6.87)%
Total revenue	$20,061,212	$20,756,934	(695,722)	(3.35)%

Given the substantial appreciation of the United States dollar during the previous fiscal year, our financial results, when represented in USD, do not adequately capture the complete financial performance of the Company. Consequently, in order to provide a more comprehensive understanding, we will supplement our USD-based financial reporting with key financial metrics expressed in our local currency, the Renminbi (RMB).

Our revenue is derived from sales of in-park recreation and rental income. The total revenue decreased by $695,722, or 3.35%, from $20,756,934 for the six months ended March 31, 2022 to $20,061,212 for the six months ended March 31, 2023, or increased by approximately 6.0% from RMB132,119,961 to RMB140,101,486 for the corresponding period.

No other revenue from other services occurred in the first six months of fiscal year 2023.

Our revenue from each of our revenue segments is summarized as follows:

For the six months ended March 31, 2023:

(USD)	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$19,563,330	$497,882	$20,061,212
Inter-segment loss	—	—	—
Revenue from external customers	$19,563,330	$497,882	$20,061,212
Segment gross profit	$13,963,218	$497,882	$14,461,100
Gross margin	71.37%	100.00%	72.08%

For the six months ended March 31, 2022:

(USD)	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$20,222,318	$534,616	$20,756,934
Inter-segment loss	—	—	—
Revenue from external customers	$20,222,318	$534,616	$20,756,934
Segment gross profit	$14,226,353	$534,616	$14,760,969
Gross margin	70.35%	100%	71.11%

Sales of in-park recreation

For the six months ended March 31, 2023, revenue from sales of in-park recreation increased by approximately RMB7.9 million compared to the same period in 2022. Such increase was mainly attributable to an increase in visitors after China lessened the COVID-19 travel restrictions in late 2022. The USD amount for the period decreased by approximately $0.66 million compared to the same period last year due to the impact of exchange rate changes.

Rental income

For the six months ended March 31, 2023, rental income increased by approximately RMB0.07 million compared to the same period in 2022. Such increase was mainly due to the rental payment from the Children’s Castle project, which started to generate revenue in Yueyang Amusement World on October 1, 2022. The Children’s Castle project has an 18-year term that will expire on September 30, 2039, unless it is earlier terminated. The rental payment for the Children’s Castle project is RMB100,000 per year and increases by 10% every three years. The rental payment from October 1, 2021 to September 30, 2022 was waived by the Company. The decrease in rental income of approximately $0.04 million for the six months ended March 31, 2023 compared to the same period last year was due to the impact of exchange rate changes.

Cost of Revenue

Cost of revenue increased by RMB0.88 million for the six months ended March 31, 2023 compared to the same period in 2022. Such increase was mainly because the number of visitors increased after China lessened the COVID-19 travel restrictions in late 2022, and the employees’ wages and social security expenses increased by RMB1,091,831 compared to the same period in 2022. Our cost of revenue decreased by $395,853, or 6.60%, from $5,995,965 for the six months March 31, 2022 to US$5,600,112 for the six months ended March 31, 2023. The decrease in the USD amount of costs in the current period compared to the same period last year was due to the impact of exchange rate changes.

Gross Profit

For the six months ended March 31, 2023, gross profit from sales of in-park recreation increased by approximately RMB7.10 million compared to the same period in 2022, primarily due to increased revenue from higher visitor numbers, as the amusement park largely resumed normal operations during the period in response to the reduced COVID-19 restrictions in China. The decrease in gross profit in USD for the period compared to the same period last year was caused by the impact of exchange rate changes.

The profit margin of sales of in-park recreation remained stable, with a modest increase from 70.35% for the six months ended March 31, 2022 to 71.37% for the six months ended March 31, 2023, as a result of enhanced operations and the relatively stable cost of revenue.

Operating Expenses

Our total operating expenses decreased by $429,590, or 9.63%, from $4,458,645 for the six months ended March 31, 2022 to $4,029,055 for the six months ended March 31, 2023. This decrease was mainly attributable to (i) an increase of approximately $0.59 million in general and administrative expenses, or G&A expenses, and (ii) a decrease of approximately $1.02 million in selling expenses.

The increase of G&A expenses in this period was due to an increase of approximately $0.59 million in consulting fees, mainly consisting of attorney fees, audit fees and brokerage fees in relation to the company’s recent IPO (as defined below).

The decrease in selling expenses was attributable to a decrease of approximately US$1.02 million in advertising fees. The company decided to reduce its advertising expenses around March 2022 when the company’s financial performance suffered from the ongoing impact of the pandemic.

Other (expense) income, net

Our other expense decreased by $371,698, or 88.67%, from $419,188 for the six months ended March 31, 2022 to US$47,490 for the six months ended March 31, 2023. It was primarily attributable to a decrease in the disposal of property and equipment.

Income tax expense

Our income tax expense increased by $353,020, or 13.49%, from $2,616,317 for the six months ended March 31, 2022 to $2,969,337 for the six months ended March 31, 2023. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Net income

Our net income increased by $148,400, or 2.04%, from $7,266,818 for the six months ended March 31, 2022 to $7,415,218 for the six months ended March 31, 2023, or increased by approximately 12.0% from RMB46,254,030 to RMB51,785,658 for the corresponding period. Such change was the result of the combination of the changes as discussed above.

Cash and Cash Equivalents

As of March 31, 2023, we had cash and cash equivalents of approximately $28.26 million, working capital of approximately negative $16.64 million and total shareholders’ equity of approximately $58.80 million, compared to cash and cash equivalents of approximately $22.45 million, working capital of approximately $8.42 million and total shareholders’ equity of approximately $49.61 million, respectively, as of September 30, 2022.

Recent Events

On April 14, 2023, the Company closed its initial public offering (the “IPO”) of 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GDHG” on April 12, 2023.

In connection with the IPO, the Company issued a press release on April 12, 2023, announcing the pricing of the IPO and a press release on April 14, 2023, announcing the closing of the IPO, respectively.

Conference Call Information

The Company’s management team will hold a conference call to discuss its financial results at 8:00 A.M. U.S. Eastern Time on August 3, 2023 (8:00 P.M. Beijing Time on August 3, 2023). Details for the conference call are as follows:

Date:	August 3, 2023
Time:	8:00 am U.S. Eastern Time
United States Toll Free:	1-888-346-8982
International:	1-412-902-4272
Hong Kong Toll Free	800-905945
China Toll Free	4001-201203
Conference ID	Golden Heaven Group Holdings Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until August 10, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 5069410.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.jsyoule.com/.

About Golden Heaven

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Chinese operating entities, the Company manages and operates six properties consisting of amusement parks, water parks and complementary recreational facilities. The parks of the operating entities occupy approximately 426,560 square meters of land in the aggregate and are located in geographically diverse markets across the south of China. Due to the geographical locations of the parks and the ease of travel, the parks are easily accessible to an aggregate population of approximately 21 million people. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. As of the date of this announcement, the parks collectively contain approximately 139 rides and attractions. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2023	September 30, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$28,262,926	$22,447,145
Advances to suppliers and other current assets	3,897,166	1,987,750
Other receivables	54,158	52,370
TOTAL CURRENT ASSETS	$32,214,250	$24,487,265

Property, plant and equipment, net	$27,200,709	$27,782,087
Right of Use Assets	6,650,711	6,648,370
Other non-current assets	14,582,889	14,167,421
TOTAL ASSETS	$80,648,559	$73,085,143

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other payables	$5,838,701	$5,855,707
Advances from customers	9,184,917	9,645,494
Loan payables	145,524	140,849
Lease liability-current	401,332	427,855
TOTAL CURRENT LIABILITIES	$15,570,474	$16,069,905

NON-CURRENT LIABILITIES
Lease liability-non-current	6,249,379	6,220,515
Other non-current liabilities	21,101	282,402
Amount Due to Related Party	$5,000	$904,965
TOTAL NON-CURRENT LIABILITIES	6,275,480	7,407,882
TOTAL LIABILITIES	$21,845,954	$23,477,787

STOCKHOLDER’S EQUITY
Golden Heaven Group Holdings Ltd., Stockholders’ equity
Common stock, $0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares and 50,000,000 shares issued as of March 31, 2023 and September 30, 2022, respectively	$5,000	$5,000
Additional paid-in capital	3,372,733	3,372,733
Retained Earnings	56,515,135	49,099,917
Accumulated other comprehensive income	(1,090,263)	(2,870,294)
Total stockholders’ equity	58,802,605	49,607,356
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$80,648,559	$73,085,143

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Six Months Ended March 31,
	2023	2022
Revenue	$20,061,212	$20,756,934
Cost of revenue	5,600,112	5,995,965
Gross profit	14,461,100	14,760,969

Operating Expenses
General and administrative expenses	2,166,293	1,571,809
Selling expenses	1,862,762	2,886,836
Total operating expenses	4,029,055	4,458,645
Income from operations	10,432,045	10,302,324

Other (expenses) income
Interest income	32,517	18,558
Interest expenses	(3,030)	(3,054)
Other expenses, net	(76,977)	(434,692)
Total other expenses, net	(47,490)	(419,188)

Income before Income Tax	10,384,555	9,883,136
Income tax provision/expense	(2,969,337)	(2,616,317)
Net Income	$7,415,218	$7,266,819

Other comprehensive income
Income	$7,415,218	$7,266,819
Foreign currency translation	1,780,031	736,594
Comprehensive income	9,195,249	8,003,413
Basic and diluted earnings per share	$0.15	$0.07
Basic and diluted weighted average number of ordinary shares	50,000,000	100,000,000

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

Six months ended March 31, 2022

	Common Stock		Additional paid-in	Retained	Accumulative other comprehensive
	Shares	Amount	capital	earnings	income	Total
Balance at September 30, 2021	100,000,000	$10,000	$3,009,476	$35,134,800	$1,644,411	$39,798,687
Net income	—	—	—	7,266,819	—	7,266,819
Foreign currency translation	—	—	—	—	736,594	736,594
Balance at March 31, 2022	100,000,000	$10,000	$3,009,476	$42,401,619	$2,381,005	$47,802,100

Six months ended March 31, 2023

	Common Stock		Additional paid-in	Retained	Accumulative other comprehensive
	Shares	Amount	capital	earnings	income	Total
Balance at September 30, 2022	50,000,000	$5,000	$3,372,733	$49,099,917	$(2,870,294)	$49,607,356
Net income	—	—	—	7,415,218	—	7,415,218
Foreign currency translation	—	—	—	—	1,780,031	1,780,031
Balance at March 31, 2023	50,000,000	$5,000	$3,372,733	$56,515,135	$(1,090,263)	$58,802,605

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,415,218	$7,266,819
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,479,463	1,668,808
Disposal loss	-	399,241
Changes in operating assets and liabilities
Other receivable	(49)	(1,230)
Advances to suppliers and other current assets	(1,759,938)	(1,604,488)
Accrued expenses	(456,848)	(1,351,262)
Advances from customers	(768,227)	(855,380)
Net cash provided by operating activities	5,909,619	5,522,508

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	-	72,269
Additions to property, plant and equipment	-	(52,097)
Net cash provided by (used in) investing activities	-	20,172

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from amounts due from related parties		(15,594)
Proceeds from related party loan	--	453,772
Repayment of amounts due to related parties	(899,965)	(8,528,869)
Proceeds from loan payable	-	157,525
Repayment of loans	-	(148,025)
Net cash used in financing activities	(899,965)	(8,081,191)
Effect of change in exchange rate	806,128	314,631

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,815,782	(2,223,880)
Cash and cash equivalents, beginning of period	22,447,144	12,875,358
Cash and cash equivalents, end of period	$28,262,926	$10,651,478

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	3,030	3,054
Cash paid for income tax	3,461,277	2,864,437